As filed with the Securities and Exchange Commission on September 13, 2007

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

LOTTOMATICA S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Michael S. Immordino, Esq.

Emmet, Marvin & Martin, LLP

Latham & Watkins

120 Broadway

99 Bishopsgate

New York, New York 10271

London EC2M 3XF

USA

United Kingdom

(212) 238-3010

+44 207 710 1000

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Lottomatica S.p.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$76.75

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2007, among Lottomatica S.p.A., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Lottomatica S.p.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. -Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 13,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of par value Euro 1.00 each, of Lottomatica S.p.A.

By:

The Bank of New York,

  As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Lottomatica S.p.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Providence, Rhode Island,  on September 13, 2007.

LOTTOMATICA S.p.A.

By:  /s/ Marco Sala

Name:  Marco Sala

Title:    Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 13, 2007.

______________________ Name: Paolo Ainio Title: Director	/s/ W. Bruce Turner Name: W. Bruce Turner Title: Chief Executive Officer and Director
______________________ Name: Rosario Bifulco Title: Director	/s/ Stefano Bortoli Name: Stefano Bortoli Title: Chief Financial Officer
/s/ Pietro Boroli Name: Pietro Boroli Title: Director	/s/ Robert J. Plourde Name: Robert J. Plourde Title: Chief Accounting Officer
/s/ Paolo Ceretti Name: Paolo Ceretti Title: Director	/s/ Walter De Socio Name: Walter De Socio Authorized U.S. Representative
/s/ Robert Dewey, Jr. Name: Robert Dewey, Jr. Title: Vice Chairman of the Board of Directors
/s/ Marco Drago Name: Marco Drago Title: Director
_____________________ Name: James McCann Title: Director
/s/ Lorenzo Pellicioli Name: Lorenzo Pellicioli Title: Chairman of the Board of Directors
/s/ Anthony Ruys Name: Anthony Ruys Title: Director
/s/ Marco Sala Name: Marco Sala Title: Director
_____________________ Name: Severino Salvemini Title: Director
_____________________ Name: Gianmario Tondato da Ruos Title: Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2007, among

Lottomatica S.p.A., The Bank of New York as Depositary, and all

Owners and Holders from time to time of American Depositary

Receipts issued thereunder.

2

Letter agreement among Lottomatica S.p.A. and The Bank of New

York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.